UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         ARCH COMMUNICATIONS GROUP, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
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                         (Title of Class of Securities)

                                 039381 50 4
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                                 (CUSIP Number)

                               WILLIAM W. CHANDLER
                           CREDIT SUISSE FIRST BOSTON
                                11 MADISON AVENUE
                          NEW YORK, NEW YORK 10010-3629
                                (212) 325-2911
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                October 15, 1999

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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 CUSIP NO. 039381108                                         PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Credit Suisse First Boston, on behalf of the Credit Suisse
     First Boston business unit
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A)[ ]
                                                                        (B)[X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SWITZERLAND
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                7     SOLE VOTING POWER

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0 SHARES OF COMMON STOCK,
   OWNED BY            PAR VALUE $0.01
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER

                      0 SHARES OF COMMON STOCK,
                      PAR VALUE $0.01
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0 SHARES OF COMMON STOCK, PAR VALUE $0.01
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
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14     TYPE OF REPORTING PERSON (See Instructions)

       BK, HC, OO
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*See instructions before filling out!

Include both sides of the cover page, responses to Items 1-7 (including exhibits) of the schedule, and the signature attestation.

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                                                             PAGE 3 OF 5 PAGES
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Item 1.     SECURITY AND ISSUER.

            This amendment No. 1 to Schedule 13D filed on June 25, 1999 ("Schedule 13D") by Credit Suisse First Boston, a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "Reporting Person"), is being filed in connection with changes in the Reporting Person's beneficial ownership of the shares of common stock, $0.01 par value (the "Common Stock"), of Arch Communications Group, Inc. (the "Company").

Item 2.     IDENTITY AND BACKGROUND.

            No change

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No change.

Item 4.     PURPOSE OF TRANSACTION.

            NO CHANGE.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a-c) Since the filing of Schedule 13D, the Reporting Person has sold and bought the following number of shares of Common Stock at the following prices, in each case in open-market transactions.

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       PARTY                DATE          NUMBER OF SHARES   PRICE PER SHARE
                                         SOLD(S)/ BOUGHT (B)
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       CSFBC               6/25/99            33,333(S)             $8.91
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       CSFBC               7/02/99          2,795,604(B)            $7.80
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       CSFBC               7/07/99          1,392,097(B)            $8.37
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                                                             PAGE 4 OF 5 PAGES
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       CSFBC               7/12/99           200,000(S)             $7.35
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       CSFBC               7/19/99           100,000(S)             $7.47
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       CSFBC               7/20/99           150,000(S)             $7.82
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       CSFBC               8/10/99           150,000(B)             $6.56
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       CSFBC               8/18/99          1,000,000(S)            $5.80
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       CSFBC               8/18/99           750,000(S)             $5.90
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       CSFBC               8/18/99           750,000(S)             $5.90
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       CSFBC              10/01/99            9,000(S)              $4.00
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       CSFBC              10/05/99            50,000(S)             $3.93
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       CSFBC              10/06/99          1,392,097(S)            $3.50
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       CSFBC              10/06/99           715,117(S)             $3.50
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       CSFBC              10/12/99            85,000(S)             $3.93
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       CSFBC              10/14/99            80,000(S)             $3.96
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       CSFBC              10/15/99            35,000(S)             $3.81
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            (d-e)       No change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No change.

                                  SCHEDULE 13D

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 CUSIP NO. 039381108                                         PAGE 5 OF 5 PAGES
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 1999


                                       CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit



                                       By: /s/ William W. Chandler
                                           -------------------------------------
                                           Name:   William W. Chandler
                                           Title:  Director